Exhibit 3.1

ARTICLES OF ASSOCIATION OF MATERIALISE NV

This constitutes an unofficial English translation of the original Dutch document. The Dutch document shall govern in all respects, including interpretation matters.

HISTORY

INCORPORATION

Company, according to deed executed before notary Luc Weyts, at the time in Mechelen, on 28 June 1990, an extract of which was published in the Annex to the Belgian Official Gazette of 1 August following, under number 900801-272.

AMENDMENT(S) TO THE ARTICLES OF ASSOCIATION

The statutes were amended by:

•	official report drawn up by notary Eric Spruyt, in Brussels, on 28 April 2011, an extract of which was published in the Annexes to the Belgian Official Gazette of 24 May 2011, under number 11077990.

•	official report drawn up by notary Vincent Vroninks, in Ixelles, on 7 December 2012, an extract of which was published in the Annexes to the Belgian Official Gazette of 31 January 2012, under number 13018385.

•	official report drawn up by notary Ann Wallays, in Leuven, on 21 February 2013, an extract of which was published in the Annexes to the Belgian Official Gazette of 13 February 2014, under number 14041851.

•	official report drawn up by notary Ann Wallays, in Leuven, on 28 November 2013, an extract of which was published in the Annexes to the Belgian Official Gazette of 11 March 2014, under number 14060227.

•	official report drawn up by notary Vincent Vroninks, in Ixelles, on 23 April 2014, an extract of which was published in the Annexes to the Belgian Official Gazette of 6 June 2014, under number 14113211.

•	official report drawn up by notary Vincent Vroninks, in Ixelles, on 30 June 2014, an extract of which was published in the Annexes to the Belgian Official Gazette of 18 August 2014, under number 14155991.

•	official report drawn up by notary Jurgen De Meutter, in Leuven, on 27 November 2014, of which no extract has yet been published in the Annexes to the Belgian Official Gazette on 5 March 2015.

•	official report drawn up by notary Vincent Vroninks, in Ixelles, on 5 March 2015, an extract of which was published in the Annexes to the Belgian Official Gazette of 20 March 2015, under number 15042522.

•	official report drawn up by notary Vincent Vroninks, in Ixelles, on 5 March 2015, an extract of which was published in the Annexes to the Belgian Official Gazette of 20 March 2015, under number 15042524.

•	official report drawn up by notary Vincent Vroninks, in Ixelles, on 20 November 2015, an extract of which was published in the Annexes to the Belgian Official Gazette of 22 February 2016, under number 16027468.

•	report drawn up by notary Vincent Vroninks, of Ixelles, on 18 December 2015, an extract of which was published in the Annexes to the Belgian Official Gazette of 24 February 2016, under number 16028652.

•	official report drawn up by notary Vincent Vroninks, in Ixelles, on 30 March 2018, an extract of which was published in the Annexes to the Belgian Official Gazette of 24 April 2018, under number 18068932.

•	official report drawn up by notary Vincent Vroninks, in Ixelles, on 18 July 2018, an extract of which was published in the Annexes to the Belgian Official Gazette of 3 August 2018, under number 18324255.

•	official report drawn up by notary Vincent Vroninks, in Ixelles, on 19 July 2018, an extract of which was published in the Annexes to the Belgian Official Gazette of 3 August, under number 18324253.

•	official report drawn up by notary Louis-Philippe Marcelis, on 26 July 2018, an extract of which was published in the Annexes to the Belgian Official Gazette of 1 October, under number 18329962.

•	drawn up by notary Louis-Philippe Marcelis, in Brussels, on 27 July 2018, an extract of which was published in the Annexes to the Belgian Official Gazette of 1 October following, under number 18330021.

•	official report drawn up by notary Vincent Vroninks, in Ixelles, on 28 December 2018, an extract of which was published in the Annexes to the Belgian Official Gazette of 19 February 2018, under number 19307641.

•	report drawn up by notary Vincent Vroninks, of Ixelles, on 28 December 2018, an extract of which was published in the Annexes to the Belgian Official Gazette of 22 February 2019, under number 19308151.

•	official report drawn up by notary Vincent Vroninks, in Ixelles, on 8 April 2019, an extract of which was published in the Annexes to the Belgian Official Gazette of 6 May 2019, under number 19316398.

•	official report drawn up by notary Stijn Raes, in Ghent, on 29 November 2019, an extract of which was published in the Annexes to the Belgian Official Gazette of 9 December 2019, under number 19347496.

•	official report drawn up by notary Stijn Raes, in Ghent, on 29 November 2019, an extract of which was published in the Annexes to the Belgian Official Gazette of 9 December 2019, under number 19347439.

•	official report drawn up by notary Stijn Raes, in Ghent, on 16 April 2020, an extract of which was published in the Annexes to the Belgian Official Gazette of 23 April 2020, under number 20319436.

•	official report drawn up by notary Stijn Raes, in Ghent, on 9 October 2020, an extract of which was published in the Annexes to the Belgian Official Gazette of 29 October 2020, under number 20352044.

•	official report drawn up by notary Stijn Raes, in Ghent, on 5 November 2020, an extract of which was published in the Annexes to the Belgian Official Gazette of 9 November 2020, under number 20353953.

•	official report drawn up by notary Stijn Raes, in Ghent, on 13 November 2020, an extract of which was published in the Annexes to the Belgian Official Gazette of 17 November 2020, under number 20355222.

•	official report drawn up by notary Stijn Raes, in Ghent, on 13 November 2020, an extract of which was published in the Annexes to the Belgian Official Gazette of 17 November 2020, under number 20355110.

•	official report drawn up by notary Stijn Raes, in Ghent, on 13 November 2020, an extract of which was published in the Annexes to the Belgian Official Gazette of 17 November 2020, under number 20355216.

•	corrective deed executed by notary Stijn Raes, in Ghent, on 27 November 2020, an extract of which was published in the Annexes to the Belgian Official Gazette of 1 December 2020, under number 20358057.

•	deed executed by notary Stijn Raes, in Ghent, on 5 May 2021, an extract of which was published in the Annexes to the Belgian Official Gazette of 10 May 2021, under number 21329268.

•	deed executed by notary Stijn Raes, in Ghent, on 14 June 2021, an extract of which was published in the Annexes to the Belgian Official Gazette of 22 June 2021, under number 21338005.

•	deed executed by notary Stijn Raes, in Ghent, on 6 July 2021, an extract of which was published in the Annexes to the Belgian Official Gazette of 8 July 2021, under number 21342634.

•	deed executed by notary Stijn Raes, in Ghent, on 23 November 2021, an extract of which was published in the Annexes to the Belgian Official Gazette of 8 December 2021, under number 21372149.

•	deed executed by notary Stijn Raes, in Ghent, on 23 November 2021, an extract of which was published in the Annexes to the Belgian Official Gazette of 8 December 2021, under number 21372140.

•	deed executed by notary Stijn Raes, in Ghent, on 28 December 2022, an extract of which was published in the Annexes to the Belgian Official Gazette of 2 January 2023, under number 23300602.

•	deed executed by notary Stijn Raes, in Ghent, on 28 December 2022, an extract of which was published in the Annexes to the Belgian Official Gazette of 2 January 2023, under number 23300550.

•	and most recently drawn up by official report by notary Stijn Raes, in Ghent, on 3 June 2025, an extract of which was filed for publication in the Annexes to the Belgian Official Gazette.

COORDINATED STATUTES

1. NAME - DURATION - REGISTERED OFFICE - OBJECT - PURPOSES ARTICLE 1: NAME

The company has the legal form of a public limited company and bears the name "MATERIALISE".

ARTICLE 2: DURATION

The company was established for an indefinite period of time from 28 June 1990.

The company can only be dissolved in compliance with the applicable legal provisions on dissolution.

ARTICLE 3: REGISTERED OFFICE – E-MAIL ADDRESS

The registered office of the company is located in the Flemish Region. The registered office can be moved without amendment of the statutes in Belgium within the Dutch-speaking region or the bilingual Brussels-Capital Region, by decision of the Board of Directors. It shall be made public. The Board of Directors is also authorised to have the amendment of the articles of association resulting from the transfer of the registered office established by notarial deed.

The company's email address is as follows: investors@materialise.com

Any communication through this address by the shareholders, members or holders of securities issued by the Company and the holders of depositary receipts issued with the cooperation of the Company shall be deemed to have been valid.

ARTICLE 4: OBJECT - OBJECTIVES

The Company's object is: the research, development and commercialization of additive manufacturing and related technologies and all services, engineering and holding activities related thereto, including software applications. All this in the broadest sense and for all business sectors.

The company acts on its own account, on consignment, on commission, as an intermediary or as a representative.

The company also has as its object:

- the purchase, sale, exchange, construction, conversion, valorisation, furnishing, exploitation, rental, subletting, management, maintenance, parcelling, horizontal division and placement under compulsory co-ownership, leasing, prospection, promotion in all forms, of all immovable property or real estate rights.

- investing, subscribing to, taking over, securing, buying, selling, trading all movable securities, issued by Belgian or foreign companies, whether or not in the form of commercial companies, administrative offices, institutions or associations, managing these investments and participations;

- providing advice, management and other services to all affiliated companies or with which there is a participating relationship, in its capacity as director, liquidator or otherwise, directing or controlling those same companies.

It may, by way of contribution in cash or in kind, merger, subscription, participation, financial intervention or any other means, take a share in all existing or future companies or undertakings, in Belgium or abroad, the object of which is identical, similar or related to its own, or of a nature to promote the exercise of its object.

As a general rule, the company may perform all acts of any kind that are directly or indirectly, in whole or in part, related to the object.

The company has a profit distribution objective. In addition, the company aims to have a real positive impact on society and the environment in general through its business operations and economic activities.

2. CAPITAL ARTICLE 5: CAPITAL AND SHARES

The capital amounts to four million four hundred and eighty-seven thousand fifty euros forty-nine cents (EUR 4,487,050.49), represented by fifty-nine million sixty-seven thousand one hundred and eighty-six (59,067,186) shares, without indication of nominal value, each representing an equal share of the capital.

The capital is fully and unconditionally subscribed and is fully paid up.

ARTICLE 6: AUTHORIZED CAPITAL

Extract from the resolutions of the extraordinary general meeting dated 3 June 2025:

"Prior to the deliberation on this proposed resolution, the chairman of the meeting notes that, due to a material error in the convocation of the present extraordinary general meeting, the proposed new text of letter a) of article 6 of the statements of the Company - after approval of the present resolution - should be read as follows:

"(a) By resolution of the general meeting of shareholders of 3 June 2025, which resolution will enter into force on the day of publication of the entry into force of the resolution in the Annexes to the Belgian Official Gazette, the Board of Directors was granted the power to increase the capital, in one or more instalments, by a maximum total amount equal to four million four hundred and eighty-seven thousand fifty euros forty-nine cents (EUR 4,487,050.49)."

(a) By resolution of the general meeting of shareholders of 3 June 2025, which decision will enter into force on the day of publication of the entry into force of the decision in the Annexes to the Belgian Official Gazette, the Board of Directors was granted the power to increase the capital, in one or more times, by a maximum total amount equal to eight million nine hundred and seventy-four thousand one hundred euros and ninety-eight cents (EUR 8,974,100.98).

The Board of Directors may only exercise the power conferred on it for a period of five (5) years from the publication of this authorisation in the Annexes to the Belgian Official Gazette.

This authorisation may be renewed in accordance with the applicable legal conditions.

The Board of Directors has not yet exercised the power conferred on it.

(b) The capital increases decided upon pursuant to this authorization may be carried out in accordance with the procedures to be determined by the Board of Directors, such as:

-	contribution in cash or in kind within the limits set by the

Limits allowed by the Code of Companies and Associations,

-	through the conversion of reserves and share premiums,

-	with or without the issuance of new securities,

-	by issuing shares, with or without voting rights,

-	by issuing convertible bonds, subordinated or not,

-	by issuing subscription rights (free of charge or at a certain issue price),

-	by issuing bonds to which subscription rights or other movable securities are attached,

-	by issuing other securities, such as shares under a stock option plan,

-	by issuing shares below par value.

c) To the extent necessary and appropriate, the Board of Directors is also specifically authorized, in the event of a public takeover bid on securities issued by the company, to increase the capital in any form, including a capital increase in which the preferential subscription rights of the shareholders are limited or canceled, under the conditions provided for in article 7:202 of the Code of Companies and Associations.

This authorization is granted for a period of three (3) years from the extraordinary general meeting of shareholders held on 3 June 2025.

This authorisation may be renewed for the same period by resolution of the general meeting taken in accordance with the rules for amending the articles of association.

The capital increases decided upon in the context of this authorisation shall be allocated to the remaining part of the authorised capital referred to in paragraph a).

d) Any share premium payable on subscription to a capital increase within the framework of the authorized capital will be entered in a separate account under equity capital on the liabilities of the company's balance sheet and will be formed by contributions actually paid up in cash or in kind, other than contributions in industry, on the occasion of the issue of shares.

e) The Board of Directors is also authorised to limit or cancel the preferential subscription right in the interest of the company. It may do so for the benefit of one or more specific persons, even if they are not members of the staff of the company or of its subsidiaries, provided that, inter alia, when issuing subscription rights, the relevant legal provisions are complied with. It may also provide that, where appropriate, priority shall be given to existing shareholders for the time being when new shares are granted.

f) The Board of Directors is authorized, with the possibility of substitution, to bring the articles of association of the company into line with the decisions to increase capital within the framework of the authorized capital.

On June 9, 2021, the Board of Directors of the Company decided to increase the capital of the Company, by contribution in kind, within the framework of the authorized capital, the first partial realization of which was set on June 14, 2021 at an amount for the capital increase of three hundred and twenty thousand euros (EUR 320,000.00), bringing the available amount of the authorized capital to three million seven hundred and forty-seven thousand seven hundred euros and seventy-two cents (3,747,700.72 EUR). A second and final partial realization was set on July 6, 2021 at an amount for the capital increase of forty-eight thousand euros (EUR 48,000.00), bringing the available amount of authorized capital to three million six hundred and ninety-nine thousand seven hundred euros and seventy-two cents (EUR 3,699,700.72).

ARTICLE 7: CAPITAL INCREASE - RIGHTS OF PRE-EMPTION

a) Subject to the possibility of a capital increase within the framework of the authorized capital by decision of the Board of Directors, the increase of the capital can only be decided by an extraordinary general meeting before a notary, in accordance with the provisions of the Code of Companies and Associations.

b) In the event of any capital increase by contribution in cash, the shareholders enjoy a preferential subscription right in accordance with article 7:188 et seq. of the Code of Companies and Associations and the new shares, convertible bonds and subscription rights must first be offered to the existing shareholders, in proportion to the share of the capital represented by their shares.

The period during which the right of pre-emption may be exercised shall be determined by the general meeting of shareholders or, as the case may be, by the Board of Directors, and may not be less than fifteen days from the day on which the subscription is opened. The Board of Directors may decide that the non-use by the shareholders of their preferential subscription rights in whole or in part will result in an increase in the proportional share of the shareholders who have already exercised their preferential subscription rights; He also determines the manner of registration. The Board of Directors shall also have the right, under the conditions to be determined by it, to conclude any agreements to ensure the subscription of all or part of the shares to be issued.

If the share is encumbered with usufruct, the preferential right accrues to the usufructuary, unless otherwise agreed. The newly acquired shares, convertible bonds and subscription rights are fully owned by him, subject to any compensation to the bare owner for exercising the preferential right.

For pledged shares, the preferential subscription right belongs exclusively to the owner-pledgor.

In the interest of the company and with due observance of the relevant legal provisions, the general meeting of shareholders and, within the framework of the authorized capital, the Board of Directors, may limit or cancel the preferential subscription rights.

c) The general meeting of shareholders, or, as the case may be, the Board of Directors within the authorized capital, may decide on a capital increase for the benefit of the employees, subject to compliance with the provisions of article 7:204 of the Code of Companies and Associations.

d) A capital increase can also be done by converting reserves. The extraordinary general meeting may grant the Board of Directors the power to increase the capital by converting reserves within the limits of the authorized capital.

ARTICLE 8: CAPITAL REDUCTION

A reduction in the capital may be decided in accordance with the relevant legal provisions.

3. SHARES AND OTHER SECURITIES

ARTICLE 9: NATURE OF THE SECURITIES

The shares and other securities of the company are and will always remain registered. They are provided with a serial number.

A register shall be kept at the registered office of the company for each class of registered securities, either in their original material form or in electronic form in accordance with the applicable law. The ownership of the registered securities is determined by registration in the register. Certificates of such subscriptions shall be issued to the holders of the securities on request.

ARTICLE 10: SHARES NOT FULLY PAID UP - OBLIGATION TO PAY UP

The commitment to pay up a share in full is unconditional and indivisible.

If shares that have not been paid up belong to several persons in joint ownership, each of them is responsible for the payment of the full amount of the due and payable payments.

Additional payment or full payment shall be requested by the Board of Directors at a time to be determined by it. In accordance with Article 2:32 of the Code of Companies and Associations, the shareholders are notified of this by stating a bank account into which the payment, to the exclusion of any other method of payment, must be made by transfer or deposit. The shareholder is in default by the mere expiry of the period specified in the notification and the company owes interest at the statutory interest rate set at that time, plus two percentage points.

As long as the requested due and payable payments on a share have not been made in accordance with this provision, the exercise of the rights attached to it shall remain suspended.

Early payments on shares cannot be made without the prior approval of the Board of Directors.

ARTICLE 11: INDIVISIBILITY OF SECURITIES

The securities are indivisible vis-à-vis the company.

If several persons have rights in rem in the same security, they may exercise the rights attached to such securities only by a common representative.

The company may suspend the exercise of the rights attached to it until a single person has been designated as the owner of the security in respect of the company or as their common representative.

All summonses, service and other notifications by the company on the various persons entitled to a single security shall be validly and exclusively, as the case may be, either to the person designated as owner in relation to the company or to the designated common representative.

Except as otherwise provided in the articles of association, a will or an agreement, the usufructuary of the securities shall exercise all rights attached to these securities.

ARTICLE 12: SUCCESSORS

The rights and obligations remain attached to a security, in whichever hands it passes.

The heirs, creditors or other beneficiaries of a shareholder may not, under any circumstances, intervene in the management of the company, nor induce the placing of seals on the assets and values of the company, nor demand the liquidation of the company and the distribution of its assets.

In order to exercise their rights, they must comply with the company's annual accounts and comply with the resolutions of the general meeting and the Board of Directors.

ARTICLE 13: BONDS, SUBSCRIPTION RIGHTS AND OTHER FINANCIAL INSTRUMENTS CONFERRING THE RIGHT TO SHARES

The company may issue bonds by decision of the Board of Directors, which will determine the terms of the issue.

The issue of convertible bonds or bonds redeemable in shares, subscription rights or other financial instruments giving the right to shares in the future, may be decided by the general meeting of shareholders, or by the Board of Directors within the framework of the authorized capital (subject to compliance with the relevant legal provisions).

The holders of holders of non-voting shares, non-voting profit participation certificates, convertible debentures, subscription rights or depositary receipts issued with the cooperation of the company may attend the general meeting, but only in an advisory capacity.

3. ACQUISITION AND DISPOSAL OF OWN SECURITIES ARTICLE 14: ACQUISITION AND DISPOSAL OF OWN SECURITIES (a) The company may acquire its own shares, profit participation certificates or depositary receipts relating thereto, or subscribe to depositary receipts after the issue of the corresponding shares or profit participation certificates, in accordance with the relevant legal provisions.

b) By resolution of the general meeting of shareholders of 5 November 2020, the Board of Directors was authorized, in accordance with article 7:215 et seq. of the Code of Companies and Associations and within the limits provided for in this article, to acquire its own shares at a price per share that may not be lower than 80%, and not more than 120% of the average closing prices of the American Depository Shares, which represent the company's shares, during a period of 30 calendar days prior to either the date of repurchase or the date of its announcement.

This power also applies to the acquisition of the shares of the company by one of its directly controlled subsidiaries, as referred to in and within the limits of article 7:221 of the Code of Companies and Associations.

Any offer to acquire the shares of the company must be made under the same conditions vis-à-vis all shareholders, in accordance with Article 7:215, §1, 4° of the Code of Companies and Associations.

This authorisation is valid for five years from the date of publication of this authorisation in the Annexes to the Belgian Official Gazette.

This authorisation can be extended by a resolution of the general meeting and in accordance with the provisions of the Code of Companies and Associations.

c) The Board of Directors may only dispose of the acquired own shares, profit participation certificates or depositary receipts relating thereto in accordance with the relevant legal provisions and at a price determined by the Board of Directors. Without prejudice to the foregoing, the Board of Directors is particularly authorised to dispose of the acquired own shares, profit participation certificates or depositary receipts relating thereto (i) to one or more specific persons other than the employees (in this case, the directors who actually represent such person or the persons associated with him, do not participate in the voting of the Board of Directors), and (ii) to the staff.

The foregoing also applies to the disposal of the shares of the company by one of its direct subsidiaries in accordance with article 7:221 of the Code of Companies and Associations.

d) Finally, by resolution of the general meeting of shareholders of 5 November 2020, the Board of Directors was authorised, without further resolution of the general meeting of shareholders and in accordance with the provisions of the Code of Companies and Associations, to acquire or dispose of shares in the company, if such acquisition or disposal is necessary to prevent an imminent serious disadvantage for the company. This authorisation is granted for a period of three years from the publication of this authorisation in the Annexes to the Belgian Official Gazette. This authorisation can be extended for periods of three years by a resolution of the general meeting and in accordance with the provisions of the Code of Companies and Associations.

4. MANAGEMENT AND REPRESENTATION ARTICLE 15: APPOINTMENT - RESIGNATION - VACANCY - ANNOUNCEMENT

a) The Board of Directors of the company consists of at least seven (7) and at most eleven (11) directors, of which at least three (3) directors must be independent (within the meaning of article 7:87 of the Code of Companies and Associations).

b) As long as the total of the voting rights attached to the shares controlled by each of the Family Shareholders, directly or indirectly, whether or not jointly, represent 20% or more of all voting rights attached to all outstanding shares of the company, a maximum of six (6) directors shall be appointed solely on the proposal of a majority of all Family Shareholders who are on the basis of the date of the appointment, directly or indirectly, control at least 3% of the voting rights attached to the shares of the company. The number of candidates appearing on the list of nominations of the Family Shareholders must be higher than the number of mandates to be filled that are subject to the right of nomination. If a director who was appointed on the recommendation of the Family Shareholders resigns or resigns, his vacancy can only be filled by a candidate nominated by the majority of the other directors who were appointed on the recommendation of the Family Shareholders (if any). For the purposes of this article, the term "Family Shareholders" includes the following persons: Wilfried Vancraen, Hilde Ingelaere and their first-degree descendants.

c) When a legal entity is appointed as a director, it appoints a natural person as permanent representative who is charged with the execution of the assignment in the name and on behalf of the legal entity-director.

d) The Drivers become Appointed through the General Shareholders' Meeting.

In any case, the duration of their assignment may not exceed the maximum statutory period of six (6) years.

Their commission Ends bee the closure from the General shareholders' meeting or the Board of Directors that provides for their replacement. The directors can be dismissed at any time by the general meeting of shareholders. Retiring directors are eligible for reappointment.

e) If a position of director becomes vacant, the remaining directors have the right to co-opt a new director under the conditions provided for by law and subject to respect for the aforementioned nomination scheme. The next general meeting must confirm the mandate of the co-opted director; Upon confirmation, the co-opted director fulfils the mandate of his predecessor, unless the general meeting decides otherwise. In the absence of confirmation, the mandate of the co-opted director will end at the end of the general meeting, without affecting the regularity of the composition of the Board of Directors up to that point.

f) The Chairman of the Board of Directors will be elected by the Board of Directors.

g) The appointment of the members of the Board of Directors and their termination of office shall be made public by filing an extract from the resolution and a copy thereof intended to be published in the Annexes of the Belgian Official Gazette in the company file at the registry of the Commercial Court. These documents must in any case show whether the persons representing the company each bind the company separately, jointly or as a college.

ARTICLE 16: CONVENING OF THE GOVERNING BOARD

a) The Board of Directors meets as often as the interest of the company requires after being convened by the chairman, and within fourteen days after a request to that effect from two directors or from the managing director.

If the Chairman has not convened the Board of Directors within the aforementioned period of fourteen days after the request of the directors or the managing director to convene the Board of Directors, the requesting directors or the requesting managing director will be able to validly convene the notices.

b) The convocations shall indicate the place, date, time and agenda of the meeting and shall be sent by letter, fax or other written or electronic means at least two (2) working days before the meeting.

c) The meeting is held at the registered office of the company or at any other place in Belgium designated in the convening notice.

d) The regularity of the convening cannot be contested if all the directors are present or validly represented.

ARTICLE 17: MEETING OF THE BOARD OF DIRECTORS

a) The Board of Directors is chaired by the chairman or, in his absence, by the vice-chairman (if one has been appointed) or the oldest of the directors present.

b) The Board of Directors may deliberate and take decisions only if at least a majority of its members are present or represented at the meeting.

c) Directors who are unable to be physically present at the hearing may participate in the deliberation and voting by means of telecommunications such as telephone or videoconferencing, provided that all participants in the meeting are able to communicate directly with all other participants. The persons who participate in a meeting by such technical means are considered to be present in person at that meeting.

d) Each director may give power of attorney to another director to represent him at a certain meeting. Such mandate must be the subject of a power of attorney bearing the director's signature (including an electronic signature to the extent permitted as written evidence by applicable law) and which must be reported to the Board of Directors by simple letter, fax or any other written or electronic means of communication. A director can represent several fellow members of the Board of Directors.

e) Decisions are taken by simple majority vote.

f) Minutes of decisions of the Board of Directors shall be kept, which shall be signed by the Chairman and, in his absence, by the director chairing the meeting and at least the majority of the members of the Board present.

Copies and extracts are signed by two directors or by one managing director.

g) The decisions of the Board of Directors can be taken by unanimous written decisions of all directors in accordance with the relevant legal provisions.

ARTICLE 18: SALARY

Without prejudice to the reimbursement of their expenses, directors may be granted a fixed salary, the amount of which shall be determined annually by the general meeting and charged to the company's general costs. In addition, the general meeting can grant them bonuses to be taken from the available profit of the financial year.

ARTICLE 19: CONFLICT OF INTEREST

a) If a director has, directly or indirectly, an interest of a financial nature that is in conflict with the interest of the company as a result of a decision or transaction that falls within the competence of the Board of Directors, the provisions of article 7:96 of the Code of Companies and Associations must be complied with by the director concerned, as well as by the Board of Directors in its deliberations and decision-making.

b) Where several directors have a conflict of interest, the decision or operation may be validly taken by the remaining directors, even if in this circumstance no half of the directors are present or represented.

c) Where all directors have a conflict of interest, the decision or transaction is submitted to the general meeting of shareholders. In the event that the general meeting approves the decision or the transaction, the Board of Directors can implement it.

ARTICLE 20: INTERNAL ADMINISTRATION – LIMITATIONS – DELEGATION OF POWERS

a) The company is managed by a Board of Directors. The Board of Directors is authorised to perform all acts that are necessary or useful for the realisation of the object of the company, except for those for which the general meeting is authorised by law.

b) Without prejudice to the obligations arising from collegial management, in particular consultation and supervision, the directors may divide management tasks among themselves. Such division of tasks cannot be invoked against third parties.

c) The Board of Directors may set up one or more advisory committees among its members and under its responsibility. He describes their composition, their missions and their operation. The members of such committees shall be appointed by the Governing Council, which shall also determine the terms of their appointment, their dismissal, their remuneration and the duration of their duties.

d) The Board of Directors may entrust the day-to-day management of the company to one or more persons.

ARTICLE 21: EXTERNAL REPRESENTATIVE POWER

a) The Board of Directors represents the company as a body in all actions in and out of court. He acts by the majority of his members.

Without prejudice to the general power of representation of the Board of Directors as a college, the company is also represented in and out of court by two directors acting jointly, at least one of whom is a director appointed from the list of candidates proposed by the Family Shareholders.

b) The company is also legally represented in and out of court for the purposes of day-to-day management by one or more delegates to the day-to-day management, who act alone or jointly in implementation of the delegation decision of the Board of Directors.

ARTICLE 22: SPECIAL POWERS

The Board of Directors or the directors representing the company may appoint proxies of the company. Only special and limited powers of attorney for certain or a series of specific legal acts are permitted. The authorised representatives bind the company within the limits of the power of attorney granted to them, without prejudice to the responsibility of the directors in the event of excessive power of attorney.

ARTICLE 23: RESPONSIBILITY OF THE DIRECTORS

a) The directors are not personally bound by the company's obligations. The directors are responsible to the company and to third parties for the shortcomings they have committed in their management, in accordance with the applicable provisions of the Code of Companies and Associations.

b) The company and its shareholders shall ensure that the directors take into account in their decision-making the realisation of a real positive impact through the company's business operations and economic activities, in the short term and in the medium to long term, with regard to (the interests of) third parties such as (i) the employees, the subsidiaries and the suppliers, (ii) the customers of the company and its subsidiaries, (iii) the communities (associations, organisations, etc.) and the society in which the company, its subsidiaries and their suppliers develop their activities, (iv) the local and global environment, (v) other possible stakeholders in the activities of the company and its subsidiaries.

Neither of the aforementioned parties may claim priority over the other. The directors autonomously and discretionarily weigh up the various interests that may serve the realisation of the aforementioned positive impact as part of the company's interest.

This provision does not under any circumstances grant, expressly or implicitly, a right to interested parties or other third parties. Nor is this provision intended to derive such a right, or to provide an opportunity, for interested parties or other third parties, to bring legal remedies against the collegiate management body, the individual directors, or the company.

5. SUPERVISION ARTICLE 24: APPOINTMENT - AUTHORITY AND REMUNERATION OF THE STATUTORY AUDITOR

If necessary, the supervision of the company is entrusted to one or more supervisory directors. They are appointed by the general meeting of shareholders for a renewable term of three years. Under penalty of damages, they can only be terminated by the general meeting during their assignment for legitimate reasons.

If there is no obligation for the company to appoint a supervisory director and no supervisory director is appointed, each shareholder individually has the investigative and supervisory powers of a supervisory director.

The remuneration of the statutory auditor consists of a fixed amount, which is determined by the general meeting at the start of their duties, without prejudice to article 3:65 of the Belgian Code of Companies and Associations. It may not be amended except with the agreement of the parties. Beyond that remuneration, the statutory auditor may not receive any benefit in any form whatsoever from the company.

6. GENERAL MEETING ARTICLE 25: ORDINARY, SPECIAL AND EXTRAORDINARY GENERAL MEETING

a) The ordinary general meeting of shareholders, called the annual meeting, must be convened every year on the third Tuesday of the month of June at ten (10:00) a.m. If that day is a public holiday, the meeting will take place on the next working day (excluding Saturday) at the same time.

b) A special general meeting may be convened at any time to deliberate and decide on any matter falling within its competence which does not involve an amendment to the statutes.

c) An extraordinary general meeting may also be convened at any time to deliberate and decide on any amendment to the articles of association, before a notary.

d) The general meetings are held at the registered office of the company or at another place in Belgium designated in the convening notice.

RULE 26: CONVENING

a) The Board of Directors and any statutory auditor may convene an ordinary general meeting (annual meeting) as well as a special or extraordinary general meeting. They must convene the annual meeting on the day specified in the statutes. The Board of Directors and the statutory auditor, if any, are obliged to convene a special or extraordinary meeting if one or more shareholders representing one tenth of the capital, alone or jointly, so request.

The request is sent by registered letter to the registered office of the company; It must specify the agenda items on which the General Meeting must deliberate and decide.

The convocation to the general meeting to be held as a result must be made within three weeks of the request made.

In the convocation, other topics can be added to the agenda items specified by the shareholders.

b) Notices to the general meetings shall state the agenda and shall be published at least fifteen (15) days in advance in accordance with the relevant legal provisions.

c) The agenda must contain the items to be discussed and the proposed resolutions.

d) Any person may waive this convocation and shall in any case be considered to have been duly summoned if he attends the meeting or is represented at it.

ARTICLE 27: ADMISSION TO GENERAL MEETINGS - REPRESENTATION

a) The right to participate in the general meetings and to exercise the right to vote is subject to the registration in the name of the shareholder of the ownership of the shares on the third (3rd) business day before the date of the intended meeting by their registration in the shareholders' register of the company.

The Board of Directors may subject participation in the general meetings to a requirement that the shareholder notify the company (or the person appointed by the company for that purpose) on a date to be determined by the Board of Directors before the date of the intended meeting that it intends to participate in the meeting stating the number of shares with which the shareholder wishes to participate, whereby this notification must be made in the manner specified in the convocation.

b) Any shareholder with voting rights may either participate in the meeting in person or be represented by a proxy, whether or not a shareholder.

The power of attorney must be given in writing in the manner specified in the summons. The company must receive the proxy no later than the date determined by the Board of Directors as stated in the convening notice.

c) Before participating in the meeting itself, the shareholders or their proxy holders must sign the attendance list, indicating (i) the identity of the shareholder, (ii) if applicable, the identity of the proxy holder, and (iii) the number of shares they represent.

d) The holders of profit participation certificates, non-voting shares, bonds, subscription rights, or other securities issued by the company may attend the general meeting of shareholders to the extent that the law grants them this right and, where applicable, the right to participate in the vote. If they wish to participate in them, they are subject to the same formalities of admission, access, form and notification of the proxies as those imposed on the shareholders.

RULE 28: PRESIDENCY - BUREAU

Each general meeting is chaired by the chairman of the Board of Directors or, in his absence, by the vice-chairman (if one has been appointed) or the oldest member of the Board of Directors. The chairman appoints a secretary and teller, who does not have to be a shareholder. These two functions can be performed by one person. The chairman, the secretary and the teller together form the bureau.

The President may set up the Bureau for the opening of the session, and the Bureau thus constituted may verify the powers of the participants before the opening of the session.

RULE 29: CONDUCT OF THE MEETING

a) The deliberation and voting shall be conducted by the chairman. The directors and any statutory auditor(s) answer questions put to them by the holders of registered shares, convertible bonds or registered subscription rights, or registered depositary receipts issued with the cooperation of the company, before or during the meeting, orally or in writing and which are related to the agenda items. The directors and any statutory auditor(s) may, in the interest of the company, refuse to answer questions if the disclosure of certain information or facts may cause damage to the company or is in violation of the confidentiality obligations entered into by them or by the company. As soon as the convocation has been published, the shareholders may ask the aforementioned questions (in writing or by e-mail), insofar as these shareholders meet the conditions for admission to the meeting and they have submitted their questions to the company no later than the third (3rd) working day before the date of the intended meeting in the manner provided for in the convocation.

b) The Board of Directors has the right, during the meeting, to postpone each general meeting of shareholders by three weeks. This postponement shall not affect the other resolutions taken, unless the general meeting decides otherwise. At the next meeting, the agenda items of the first meeting on which no final decision has been taken will be dealt with.

c) The general meeting cannot validly deliberate or decide on items that are not included in the announced agenda or are not implicitly contained therein. Items not included in the agenda may be discussed only at a meeting at which all shareholders are present or represented and if they are decided unanimously. The required consent is established if no objection has been recorded in the minutes of the meeting.

ARTICLE 30: VOTING RIGHTS

Each share entitles you to one vote.

ARTICLE 31: DECISION-MAKING

a) The general meeting of shareholders can validly deliberate and take decisions, regardless of the number of shares present or represented, except in cases where the law requires a certain attendance quorum. The resolutions of the general meeting of shareholders may be validly adopted by a simple majority of the votes participating in the vote, except in cases where the law requires a certain majority.

b) Minutes are drawn up of each general meeting, to which the attendance list and any reports and proxies are attached.

The minutes of the general meetings of shareholders are signed by the members of the bureau and by the shareholders who request them.

Copies and extracts are signed by two directors or by one managing director.

c) The shareholders may unanimously and in writing take all resolutions that fall within the competence of the general meeting, with the exception of those that must be drawn up by authentic deed.

7. INVENTORY - ANNUAL ACCOUNTS - RESERVE - PROFIT APPROPRIATION.

ARTICLE 32: FINANCIAL YEAR - ANNUAL ACCOUNTS - ANNUAL REPORT

a) The company's financial year begins on January 1 and ends on December 31 of the same year.

At the end of each financial year, the books and documents are closed and the Board of Directors draws up the inventory and the annual accounts, in accordance with the relevant legal requirements.

The directors also draw up, where appropriate, an annual report in which they account for their policy.

b) Fifteen days before the ordinary general meeting, which must meet within six months of the closing of the financial year, the shareholders may inspect the annual accounts and other documents referred to in the Code of Companies and Associations at the company's registered office.

c) After approval of the annual accounts, the general meeting decides by separate vote on the discharge to be granted to the directors and any statutory auditor.

ARTICLE 33: APPROPRIATION OF PROFITS - RESERVE

The surplus of the profit and loss account constitutes the profit to be appropriated for the financial year.

At least one twentieth of this net profit is taken forward to form the legal reserve until it reaches one tenth of the capital.

The general meeting is free to decide on the further allocation of the balance of the result by a simple majority vote on the proposal of the Board of Directors.

No distribution may be made if the net assets, as shown in the annual accounts, have fallen or would fall below the amount of the paid-up amount or, if this is higher, of the capital called up, plus all reserves that may not be distributed according to the law or the articles of association, and furthermore must act in accordance with article 7:212 of the Code of Companies and Associations.

ARTICLE 34: PAYMENT OF DIVIDENDS - INTERIM DIVIDENDS

a) The Board of Directors determines the place, time and manner in which the dividends will be paid.

b) The Board of Directors has the authority to distribute an interim dividend on the result of the financial year in accordance with the relevant legal provisions.

8. DISSOLUTION - LIQUIDATION ARTICLE 35: DISSOLUTION

The voluntary dissolution of the company can only be decided by an extraordinary general meeting of shareholders and subject to compliance with the relevant legal provisions.

After dissolution by operation of law, the company continues to exist as a legal entity for its liquidation until its conclusion.

ARTICLE 36: APPOINTMENT AND AUTHORITY OF LIQUIDATORS

a) If no liquidators have been appointed, the directors in office at the time of the dissolution are considered liquidators by operation of law in respect of third parties, but without the powers conferred on the liquidator by law and the statutes with regard to the transactions of the liquidation appointed in the statutes, by the general meeting or by the court.

b) When a legal person is appointed liquidator, the natural person who represents him for the purpose of exercising the liquidation must be designated in the appointment resolution. Any change to this designation must be published in the Annexes to the Belgian Official Gazette.

c) The liquidators will only take up their duties after the Commercial Court has confirmed their appointment following the decision of the general meeting, insofar as the Companies and Associations Code requires the confirmation of the appointment.

d) The general meeting of the dissolved company may at any time and by a simple majority vote appoint and dismiss one or more liquidators. It decides whether the liquidators, if there are more than one, represent the company alone, jointly or as a college.

ARTICLE 37: POWERS OF LIQUIDATORS

a) The liquidators are authorised to carry out all the transactions referred to in Articles 2:87 et seq. of the Code of Companies and Associations, without the need for prior authorisation from the general meeting, unless the general meeting, by a simple majority of votes, decides otherwise.

b) In the seventh and thirteenth months after the liquidation, the liquidators submit a detailed statement of the situation of the liquidation, drawn up at the end of the sixth and twelfth month of the first liquidation year, to the registry of the business court, in accordance with the provisions of the Code of Companies and Associations. From the second year of liquidation, this detailed statement only has to be submitted every other year.

c) Each year, the liquidators submit to the ordinary general meeting of the company the results of the liquidation, stating the reasons why the liquidation could not be completed. Every year they also draw up the annual accounts.

d) The annual accounts are published in accordance with the relevant legal requirements.

ARTICLE 38: METHOD OF LIQUIDATION

After payment of all debts, charges and costs of liquidation or after consignment of the funds necessary to pay them, the liquidators distribute the net assets, in cash or in securities, among the shareholders in proportion to the number of shares they hold. The liquidators may, to the extent authorized in accordance with article 2:88 of the Code of Companies and Associations, purchase the shares of the company, either on the stock exchange or by means of an offer or a price request, addressed to the shareholders, who must all be able to participate in the transaction.

9. General provisions

ARTICLE 39: CHOICE OF ADDRESS FOR SERVICE

Each member of the Board of Directors and the managing director can choose his or her address at the registered office of the company, for all matters related to the exercise of his or her mandate.

All directors, auditors and liquidators, whose domicile is unknown or who are domiciled abroad, are deemed to be domiciled at the registered office of the company, where all summonses, service and notices relating to the company's affairs can be served on them.

Holders of registered securities are obliged to notify the company of any change in their choice of residence. In the absence of such notification, they are deemed to have made a choice of address for service at the registered office of the company where all the documents can be validly served on them, while the company has no other obligation than to keep them available to the addressee.

ARTICLE 40: APPLICABLE LAW

For everything that is not expressly provided for in these articles of association, or for the legal provisions that are not validly deviated from in these articles of association, the provisions of the Code of Companies and Associations and the other provisions of Belgian law apply.

ARTICLE 41: STAFF

Unless the context otherwise requires or unless otherwise defined in these Articles of Association, for the purposes of these Articles of Association, "personnel" shall have the meaning as defined in article 1:27 of the Code of Companies and Associations.